02047112

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 7-1-02

For the month of July, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

English summaries
of
report on publication of information on the company
concerning
the company split – *Kaisha Bunkatsu* – of NEC Corporation's
(a) semiconductor business, (b) plasma display panel business
and (c) microwave tube business

NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

1. Filing of Report on Publication of Information on the Company

Pursuant to the rules of the Tokyo and four other stock exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed on July 25, 2002 with the Exchanges reports on publication of information on the Company concerning the company split – *Kaisha Bunkatsu* – of the Company's (a) semiconductor business, (b) plasma display panel business and (c) microwave tube business (the "Reports"). The Reports are made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a report with the Exchanges on the matters disclosed and the time and manner of disclosure. On July 25, 2002, the Company disclosed the matters described above in the manner stipulated by Article 30-1 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the Report with the Exchanges.

2. Outline of the Reports

English summaries of the Reports are attached hereto.

Attachment 1

(English Summary)

July 25, 2002

Company Split (Semiconductor Business)

NEC Corporation ("NEC") (NASDAQ: NIPNY, FTSE: 6701q.l, TSE: 6701) today announced that at the meeting of its board of directors held today it was decided that NEC will transfer its business relating to the research, development, manufacture, sale and services of semiconductors (except for general purpose DRAMs) currently conducted by NEC Electron Devices, an in-house company of NEC (the "Semiconductor Business") to a new company (the "New Company") to be incorporated by way of company split *("Kaisha Bunkatsu")* under the Commercial Code of Japan (the "Split").

1. Purpose of the Split

NEC is facing rapid changes in its business environment today exemplified by the intensifying cost competition in the international markets due to the emergence of Chinese companies, the development in borderless horizontal division of labor, the integration of network and computer technologies, as well as the rapid spread of the Internet and the increased use of broadband technology.

Currently, NEC's core business operations are conducted by three in-house companies: NEC Solutions, providing Internet solutions mainly to corporate and individual customers; NEC Networks, providing Internet solutions to network service providers; and NEC Electron Devices, providing device solutions to manufacturers of Internet-related equipment. In order to speed up the recovery of performance and ensure further growth, however, NEC needs to take urgent measures to reorganize its management structure so that it can respond to the drastic changes in the market.

In particular, the Semiconductor Business operation, since it requires larger investments as compared to other operations, has the utmost need for access to the financial markets, and for the structuring of its financial position so as to enable the fund raising required for its investments. Furthermore, the NEC's global competitors in the semiconductor market have already structured their operations to specialize in the semiconductors businesses, enhancing their competitiveness by building a strong sales and marketing frameworks responsive to each of their core business domains, which is characterized by their top management involvement and organization-wide activities in forming alliances with their major customers.

Under these circumstances, NEC has decided to separate the Semiconductor Business for the purpose of strengthening its high value-added semiconductor solutions business.

The New Company will: 1) build a management and marketing structure that specializes in the Semiconductor Business, 2) increase the speed of its decision making process, 3) focus its management resources on the high value-added system LSI area where market growth is expected, and 4) realize a steady financial position and implement financings that conform to the special needs of the Semiconductor Business operations. With these measures, the New Company will be better able to; 1) specialize in the semiconductor business of providing advanced solutions that realize the complex system requirements of customers, and 2) strengthen its global competitiveness to successfully compete in the increasingly competitive market.

2. Outline of the Split

(1) Business

The New Company (together with its consolidated subsidiaries) is expected to have sales in the region of 700 billion yen, a workforce of 24,000 employees (18,800 in Japan and 5,200 overseas).

(2) Issuance of the New Company's shares

At the time of its incorporation, the New Company will issue 100 million shares of its common stock and allot all these shares to NEC.

(3) Assets, liabilities, rights and obligations to be transferred to New Company

The material assets, rights, liabilities and obligations of NEC that the New Company will succeed and assume are as follows:

(a) Cash and deposit, accounts receivable, loans, inventories, machinery and equipment, transportation equipment, tools, furniture and fixtures, shares of the subsidiaries and affiliated companies, investments in securities, long-term prepaid expenses, intangible fixed assets and other assets which belong to the Semiconductor Business

(b) Accounts payable, deposits received, accrued expenses, borrowings accrued pension, advance payments received and other liabilities which belong to the Semiconductor Business

(c) Intellectual property rights belonging to the Semiconductor Business, such as patents, utility models, design rights, trademarks and mask work rights (including applications therefor), copyrights and know-how which belong to the Semiconductor Business

(d) Contracts relating to the Semiconductor Business including:

(i) Agreements with distributors and vendors;

(ii) Agreements for sale, supply, research, development, manufacture, quality assurance, technology transfer and technology license, joint research, joint development, joint venture, guarantee, lease and rental.

(e) Employment contracts with all employees (with certain limited exceptions) who belong to the divisions conducting the Semiconductor Business

(4) Schedule

• NEC's Board approval	:	July 25, 2002
• Extraordinary General Meeting of Shareholders of NEC for the approval of the Split	:	August 30, 2002
• Effective Date of the Split	:	November 1, 2002
• Date of Commercial Registration	:	November 1, 2002

(Summary of the New Company)

Company Name	NEC Electronics Corporation
Business Area	Research, development, manufacture, sale and services of semiconductors (except for general purpose DRAMs)
Scheduled Date of Incorporation	November 1, 2002
Head Office	1753 Shimonumabe, Nakahara-ku, Kawasaki, Japan
Directors	Kaoru Tosaka (President), Kyoji Yamamoto, Hirokazu Hashimoto, and Shunichi Suzuki
Corporate Auditors	Jiro Takashima, Akio Kurosaka, and Tomio Nakano
Stated Capital	50 billion Yen
End of fiscal year	March 31

About NEC Corporation

NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.l) is a leading provider of Internet solutions, dedicated to meeting the specialized needs of its customers in the key computer, network and electron device fields through its three market-focused in-house companies: NEC Solutions, NEC Networks and NEC Electron Devices. NEC Corporation, with its in-house companies, employs more than 140,000 people worldwide and saw consolidated net sales of 5,101 billion Yen (approx. US$38 billion) in the fiscal year ended March 31, 2002. For further information, please visit the NEC home page at: http://www.nec.com

***

CAUTIONARY STATEMENTS:

The statements in this material with respect to our plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties. A number of important factors could cause our actual results to differ materially from such statements. Among the factors that could cause actual results to differ materially from such statements include: general economic conditions in our markets; demand for, and competitive pricing pressure on, our products and services; our ability to continue to win acceptance of our products and services in highly competitive markets; and movements of currency exchange rates. Any forward looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

(English Summary)

July 25, 2002

Company Split (Plasma Display Business)

NEC Corporation ("NEC") (NASDAQ: NIPNY, FTSE: 6701q.1, TSE: 6701) today announced that at the meeting of its board of directors held today it was decided that NEC will transfer its business relating to plasma display currently conducted by Color PDP Operations Unit of NEC ("PDP Business") to NEC Plasma Display Corporation ("NPD"), a wholly owned subsidiary of NEC, by way of company split (*"Kaisha Bunkatsu"*) under the Commercial Code of Japan (the "Split"). NPD is also scheduled to take over business of NEC Kagoshima, Ltd. ("NEC Kagoshima") for the manufacture of plasma display, effective as of October 1, 2002.

1. Purpose of the Split

Factors such as the sale of plasma display TVs by major Japanese TV makers have fueled rapid expansion of the plasma display market, the scale of which is soon estimated to reach hundreds of billion yen per year.

NEC's plasma displays offer excellent picture quality and are highly valued by users, but to gain a firmer position in this market, NEC needs to make capital expenditures, continuously and timely, in response to future market expansion. One measure the NEC group has adopted is the construction of a new production line at NEC Kagoshima.

After the Split, it is expected that NPD can secure the capital required for manufacturing facilities through outside investment and increase the speed of the decision-making process, thus enhancing the competitiveness of the PDP Business and raising the value of the NEC group as a whole.

2. Outline of the Split

(1) Business

NPD is expected to have sales in the region of 60 billion yen, a workforce of 1,100 employees.

(2) Issuance of NPD's share

On the effective date of the Split, NPD will issue 156,000 shares of its common stock and allot all these shares to NEC.

(3) Assets, Liabilities, rights and obligations to be transferred to NPD

The material assets, rights, liabilities and obligations of NEC that NPD will succeed and assume are as follows:

(a) Cash and deposits, accounts receivable, inventories, tangible fixed assets, deferred income tax, accrued revenue, long-term prepaid expense, intangible fixed assets and other assets which belong to the PDP Business

(b) Accounts payable, accrued expenses and other liabilities which belong to the PDP Business;

(c) Intellectual property rights belong to the PDP Business, such as patents, utility models, design rights and trademarks (including applications therefor), copyrights and know-how which belong to the PDP Business;

(d) Contracts relating to the PDP Business including:

 (i) Agreements with distributors and vendors

 (ii) Agreements for sale, supply, research, development, manufacture, quality assurance, technology transfer and technology license, joint research, joint development, lease and rental

NEC will loan to NPD its employees belonging to the PDP Business and cause such employees to provide their services for NPD.

(4) Schedule

Approval of the Board of both companies	: July 25, 2002
Signing of the Agreement for the Split	: July 26, 2002
Extraordinary General Meeting of NPD for the approval of the Agreement for the Split	: August 19, 2002
Effective Date of the Split	: October 1, 2002
Date of Commercial Registration	: October 1, 2002

(Summary of the Parties)

NEC Corporation (Separating Company)

Business Area	: Internet solution business including manufacture and sale of computers, communications equipment and electron devices as well as software and provision of their relative services
Date of Incorporation	: July 1899
Head Office	: 5-7-1 Shiba, Minato-ku, Tokyo
President	: Koji Nishigaki, President and Representative Director
End of Fiscal Year	: March 31

NEC Plasma Display Corporation (Assuming Company)

Business Area	: ---
Date of Incorporation	: September 1986
Head Office	: 5-7-1 Shiba, Minato-ku, Tokyo
President	: Satoshi Nakaichi, President and Representative Director (effective as of August 19, 2002)
End of Fiscal Year	: March 31

About NEC Corporation

NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.l) is a leading provider of Internet solutions, dedicated to meeting the specialized needs of its customers in the key computer, network and electron device fields through its three market-focused in-house companies: NEC Solutions, NEC Networks and NEC Electron Devices. NEC Corporation, with its in-house companies, employs more than 140,000 people worldwide and saw consolidated net sales of 5,101 billion Yen (approx. US$38 billion) in the fiscal year ended March 31, 2002. For further information, please visit the NEC home page at: http://www.nec.com

***

CAUTIONARY STATEMENTS:

The statements in this material with respect to our plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties. A number of important factors could cause our actual results to differ materially from such statements. Among the factors that could cause actual results to differ materially from such statements include: general economic conditions in our markets; demand for, and competitive pricing pressure on, our products and services; our ability to continue to win acceptance of our products and services in highly competitive markets; and movements of currency exchange rates. Any forward looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Attachment 3

(English Summary)

July 25, 2002

Company Split (Microwave Tube Business)

NEC Corporation ("NEC") (NASDAQ: NIPNY, FTSE: 6701q.1, TSE: 6701) today announced that at the meeting of its board of directors held today it was decided that NEC will transfer its business relating to electron tubes such as microwave tubes and other electron devices such as MPMs (Microwave Power Modules) currently conducted by Microwave Tube Division of NEC (the "Microwave Tube Business") to a new company (the "New Company") to be incorporated by way of company split ("*Kaisha Bunkatsu*") under the Commercial Code of Japan (the "Split").

1. Purpose of the Split

Microwave tubes and MPMs are essential components of radar or communications equipment. By splitting the Microwave Tube Business, NEC will aim at timely decision-making, optimum utilization of management resources, and improvement of operational efficiency for the Microwave Tube Business .

2. Outline of the Split

(1) Business

The New Company is expected to have sales in the region of 3.6 billion yen, a workforce of 125 employees.

(2) Issuance of the New Company's shares

At the time of its incorporation, the New Company will issue 2,000 shares of its common stock and allot all these shares to NEC.

(3) Assets, liabilities, rights and obligations to be transferred to New Company

The material assets, rights, liabilities and obligations of NEC that the New Company will succeed and assume are as follows:

(a) Accounts receivable, inventories, tangible fixed assets, intangible fixed assets and other assets belonging to the Microwave Tube Business.

(b) Accrued expense, short-term loan and other liabilities which belong to the Microwave Tube Business.

(c) Patents and other intellectual property rights which belong to the Microwave Tube Business.

(d) Contracts belonging to the Microwave Tube Business.

NEC will loan employees belonging to the Microwave Tube Business to the New Company and cause such employees to provide their services for the New Company.

(4) Schedule

NEC's Board approval:	July 25, 2002
Effective Date of the Split:	October 1, 2002
Date of Commercial Registration:	October 1, 2002

(Summary of the New Company)

Name:	NEC Microwave Tube, Ltd.
Business Area:	Research, development, manufacture, sale and servicing of electron devices such as electron tubes and MPMs
Scheduled Date of incorporation:	October 1, 2002
Head office:	Sagamihara- shi, Kanagawa
Directors:	Takuichi Tsuchiya (President), Katsutoshi Nakada and Hiroki Jiromaru
Corporate Auditors:	Shuichi Hashiba
Stated Capital:	100 million yen
End of fiscal year:	March 31

About NEC Corporation

NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.l) is a leading provider of Internet solutions, dedicated to meeting the specialized needs of its customers in the key computer, network and electron device fields through its three market-focused in-house companies: NEC Solutions, NEC Networks and NEC Electron Devices. NEC Corporation, with its in-house companies, employs more than 140,000 people worldwide and saw consolidated net sales of 5,101 billion Yen (approx. US$38 billion) in the fiscal year ended March 31, 2002. For further information, please visit the NEC home page at: http://www.nec.com

***

CAUTIONARY STATEMENTS:

The statements in this material with respect to our plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties. A number of important factors could cause our actual results to differ materially from such statements. A mong the factors that could cause actual results to differ materially from such statements include: general economic conditions in our markets; demand for, and competitive pricing pressure on, our products and services; our ability to continue to win acceptance of our products and services in highly competitive markets; and movements of currency exchange rates. Any forward looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: July 25, 2002